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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 1997

                                ZINDART LIMITED
                (Translation of registrant's name into English)


                           FLAT C & D, 25/F., BLOCK 1
                           TAI PING INDUSTRIAL CENTRE
                                57 TING KOK ROAD
                            TAI PO, N.T., HONG KONG
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F   X    Form 40-F
                           -----            -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes   X                   No
                     -----                    -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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SUMMARY OF RECENT ANNOUNCEMENT

         On November 10, 1997, Zindart Limited (the "Company") announced that it had entered into a letter of intent to acquire Hua Yang Printing Co. Limited, a leading printer and manufacturer of hand-assembled "pop-up" and novelty books and a printer of packaging and paper products, through an acquisition of stock of its parent company. A copy of the press release is attached as Exhibit 1 to this Form 6-K and is incorporated herein by reference.

EXHIBITS

1.       Press Release, dated as of November 10, 1997
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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ZINDART LIMITED


Date:  November 10, 1997                   By:   /s/ Feather S. Y. Fok
                                               --------------------------------
                                                  Feather S. Y. Fok
                                                  Chief Financial Officer and
                                                  Chief Operating Officer